UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 2

Under the Securities Exchange Act of 1934

ORBSAT CORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

68557F209

(CUSIP Number)

Roland Elton Palmer

Vossiusstraat 44-H

Amsterdam, Netherlands 1071 AJ

(31) 202403000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68557F209	13G	Page 2 of 5 Pages

Roland Palmer
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,443,375(1) (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,443,375(1) (2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,375(1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5% (Based on 9,653,767 shares of the Company’s common stock outstanding as of January 5, 2022
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 679,013 shares purchased on January 5, 2022, held in the name of P B Capital B.V., a private limited company formed in the Netherlands, of which Mr. Palmer has sole dispositive voting power.

(2) Includes 314,362 shares underlying a warrant to purchase common stock of Orbsat Corp, held in the name of Roland Elton Palmer, which is exercisable within 60 Days.

CUSIP No. 68557F209	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer - Orbsat Corp

(b)	Address of Issuer’s Principal Executive Offices: 18851 NE 29th Avenue, Suite 700 Aventura, FL 33180

Item 2.

(a)	Name of Person Filing – Roland Elton Palmer

(b)	Address of the Principal Office or, if none, residence Vossiusstraat 44-M, Amsterdam, Netherlands 1071 AJ

(c)	Citizenship - United States

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share. Warrant to purchase Common Stock, par value $0.0001 per share

(e)	CUSIP Number 68557F209

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,443,375

(b)	Percent of class: 14.5%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,443,375.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 1,443,375.

	(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 68557F209	13G	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68557F209	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/18/22
Date

/s/ Roland Elton Palmer
Signature

Roland Elton Palmer
Name/Title